UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

Non-Reliance on Previously Issued Financial Statements and Related Audit Report – Accounting Policies for Property and Equipment

2024 and 2023 Financial Statements

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) concluded, in discussion with the Audit Committee (the “Audit Committee”) of the Company, that the Company’s annual consolidated financial statements as of and for the periods ended December 31, 2024 and 2023 (the “Affected Financial Statements”), and the associated reports of the Company’s independent registered public accounting firm, KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited), as well as the relevant portions of any communication which describe or are based on the Affected Financial Statements, should no longer be relied upon. The Company plans to restate, as soon as practicable, the Affected Financial Statements.

The Company has been reviewing its accounting practices and procedures with respect to the policy of capitalization, classification, estimating the useful lives, and depreciation and derecognition of its property and equipment, particularly for telecommunication infrastructures. The process of estimating the useful lives of telecommunication infrastructures is complex and requires significant judgment because the determination of the estimated useful lives considers a number of factors, including strategic business plans, expected future technological developments, expected customer life and benchmarking with peer industry practice. Pursuant to the ongoing review, management concluded the asset classification of “last mile to the customers” should have been considered non-network assets and therefore depreciated over a shorter useful life than what was used for the Affected Financial Statements.  In addition, management concluded that certain drop cable assets with no future economic benefit should be fully depreciated and that certain replacement assets for quality enhancements should be derecognized and that such derecognition be applied consistently.  The Company’s evaluation of these accounting errors and the required adjustments to the Affected Financial Statements is ongoing and has not been finalized.  Once management completes the restatement of the Affected Financial Statements, the required adjustments are expected to reduce profit before income tax for the years ended December 31, 2024 and 2023, respectively, and to reduce the balance of property and equipment as of December 31, 2024 and 2023, respectively. Although the required adjustments will not impact the Company’s cash flows, the Company has concluded that these accounting errors will have a material impact on the Affected Financial Statements and, as a result, a restatement is required and the Affected Financial Statements should no longer be relied upon.  The Company cannot provide assurance that other material errors will not be identified.

ICFR

The Company’s management had previously concluded that the Company’s disclosure controls and procedures and internal control over financial reporting (“ICFR”) were effective as of December 31, 2024 and December 31, 2023. In light of the matters described above regarding the Company’s accounting practices and procedures with respect to the policy of capitalization, classification, estimating the useful lives, and depreciation and derecognition of its property and equipment, the Company’s management has concluded that a material weakness exists in the Company’s ICFR. The Company’s remediation plan with respect to such material weakness will be described in more detail in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.

Internal Investigation on Legacy Matters

Background

In addition, as previously disclosed in the 2024 Form 20-F issued on April 28, 2025 (the “2024 20-F”), the Securities and Exchange Commission (“SEC”) is investigating various issues, including accounting and disclosures issues relating to the Company’s revenue recognition, financial reporting practices, and ICFR.  The Department of Justice (“DOJ”) is also investigating these issues.  The Company retained outside counsel and a forensic accounting firm to assist with its internal investigation (the “Internal Investigation”) into the issues being investigated by the SEC and DOJ. The Internal Investigation is substantially complete while the SEC and DOJ’s investigations remain ongoing and the Company continues to cooperate with the U.S. authorities.

The Company has also cooperated with government authorities in Indonesia, including but not limited to the Indonesian National Police, Public Prosecution Service and Corruption Eradication Commission, and has in certain instances self-reported to them various matters involving alleged or potential violations of Indonesian laws and regulations by its business units and subsidiaries and affiliates, including anti-corruption, alleged fraud, embezzlement and issues associated with trade receivables, some of which are related to the above-described matters investigated by the SEC and the DOJ.

Results of the Company’s Internal Investigation to Date

The Internal Investigation focused on the review of approximately USD $324 million of revenues, spread across approximately 140 transactions originating from 2014 through 2021, and primarily in 2016 through 2019, impacting historical trade receivables and revenues, to determine whether goods and services associated with these transactions were delivered or otherwise recorded in accordance with International Financial Reporting Standards (“IFRS”) and whether such transactions were consistent with Telkom’s policies, procedures, and ICFR.  The Company’s internal audit team also has completed investigations for certain of these transactions and the related conclusions have been considered as part of the Internal Investigation.

As previously disclosed in the 2024 Form 20-F, the Internal Investigation had determined that certain transactions lacked economic substance.  Certain transactions were entered into by former management of the Company or its subsidiaries from 2021 and prior, and primarily in 2016 through 2019, and relate primarily to the enterprise business segment, in circumvention of IFRS and the Company’s policies and its ICFR, to manage reported earnings.  Other members of former management, including those who were in place during later periods, failed to take corrective action when these transactions were identified as improper or potentially improper. For any such transactions, (i) revenue and trade receivables should not have been recognized, and (ii) any future allowance for expected credit losses and bad debt expense related to these trade receivables would have been unnecessary.

Based on the results of the Internal Investigation to date, the Company believes that substantially all of the approximately 140 transactions lacked economic substance, resulting in an overstatement of certain financial information.  The Company does not believe that this overstatement of revenues constituted a misstatement that was quantitatively material to the Company’s consolidated financial statements for any period presented in the Company’s prior annual or interim financial statements.  The Company believes that these transactions resulted in an overstatement of revenues, gross trade receivables, and net trade receivables, at least as follows1:

Amounts in the tables are expressed in billions of Rupiah (“IDR”) and millions of US Dollars (“USD”).

All Amounts are Unaudited.

	2014	2015	2016	2017
Revenues	IDR 31	IDR 10	IDR 291	IDR 2,285
	USD 3	USD 1	USD 22	USD 171
Gross Trade Receivables[1]	IDR 23	IDR 22	IDR 288	IDR 1,687
	USD 2	USD 2	USD 21	USD 124
Net Trade Receivables[2]	IDR 23	IDR 22	IDR 256	IDR 1,376
	USD 2	USD 2	USD 19	USD 102

1 The vast majority of the gross trade receivables related to these transactions were offset by a full corresponding income statement provision and related allowance for expected credit losses by December 31, 2020.

	2018	2019	2020	2021
Revenues	IDR 721	IDR 368	IDR 58	IDR 378
	USD 51	USD 26	USD 4	USD 26
Gross Trade Receivables[1]	IDR 1,972	IDR 1,999	IDR 2,018	IDR 2,154
	USD 136	USD 144	USD 143	USD 151
Net Trade Receivables[2]	IDR 1,558	IDR 980	IDR 94	IDR 72
	USD 108	USD 71	USD 7	USD 5

	2022[3]	2023[3]	2024[3]
Revenues	IDR 247	IDR 11	IDR 39
	USD 17	USD 1	USD 2
Gross Trade Receivables[1]	IDR 2,152	IDR 2,094	IDR 1,927
	USD 138	USD 136	USD 119
Net Trade Receivables[2]	IDR 63	IDR 63	IDR 30
	USD 4	USD 4	USD 2

Note:

Amounts in US Dollars (“USD”) are converted from Indonesian Rupiah (“IDR”) using the Jakarta Interbank Spot Dollar Rate (“JISDOR”) published by Bank Indonesia.  Revenues are converted at the average exchange rate for each year and gross trade receivables and net trade receivables are converted using the December 31st exchange rate for each year.

[1] Gross trade receivables are as of December 31st of the indicated year. The section “Financial Statement Note 6 in the 2024 Form 20-F” below describes certain reclassifications made in the 2024 Form 20-F related to gross trade receivables and corresponding allowances for expected credit losses as of December 31, 2023.

[2] Net trade receivables represent gross trade receivables less the related allowance for expected credit losses and are as of December 31st of the indicated year.

[3] Revenues in 2022, 2023, and 2024 primarily represent cash receipts from transactions initiated in years earlier than 2022 that were accounted for on a cash basis, and are not related to transactions initiated in 2022, 2023, or 2024.

The Company has encountered challenges compiling detailed historical information for a significant portion of the 140 transactions due to the age of the transactions, accounting system challenges, and challenges related to the retention and retrieval of historical accounting support that in some cases dates back nearly 10 years.  The Company has assumed that certain transactions lacked economic substance unless accounting and other supporting information was available to demonstrate otherwise. Because of these challenges there is a risk that the number and amount of legacy transactions that lacked economic substance could be higher than the Company has been able to determine through the Internal Investigation.

By December 31, 2020, the vast majority of the trade receivables associated with these transactions had a full corresponding income statement provision and related allowance for expected credit losses, and therefore the net trade receivable for these transactions reflected on the Company’s Statement of Financial Positions from 2020 onward were de minimis. Accordingly, based on information to date, these historical transactions do not require any corrections to the Statements of Financial Position as of December 31, 2023, and 2024, or the Statements of Profit or Loss and Other Comprehensive Income for the years ended 2022, 2023, and 2024, as presented in the Company’s 2024 Form 20-F filing.

Financial Statement Note 6 in the 2024 Form 20-F

In conjunction with the Internal Investigation and the preparation of the 2024 Form 20-F, the Company determined that 1,945 billion IDR (approximately $121 million USD) of gross trade receivables and a corresponding 1,945 billion IDR allowance (approximately $121 million USD) for expected credit losses related to historical transactions that had been reviewed or slated for review in the Internal Investigation, should be reclassified to other non-current assets as of December 31, 2023.  The Company determined that these trade receivables did not have a reasonable chance of recovery and therefore should not be included as trade receivables in the 2024 Form 20-F.

As the reclassified gross receivable and related allowance for expected credit loss net to zero, the reclassification of these amounts had zero impact on the net trade receivables and other non-current assets as of December 31, 2023, and therefore the Company’s Consolidated Statement of Financial Position as of December 31, 2023, and December 31, 2024, was not impacted.  The reclassification did, however, impact certain tabular information included in Note 6 to the 2024 Form 20-F related to the amount of gross receivables over six months old and in total, and the corresponding amount of allowance for expected credit losses over six months old and in total as of December 31, 2023, that had previously been disclosed in Note 6 to the 2023 Form 20-F.

The tables below present the trade receivables information included in Note 6 in the 2023 and 2024 Form 20-Fs, and the related differences due to these reclassifications.  Amounts in the tables are expressed in billions of Rupiah.

a.By debtor

(i) Related Parties

	Per FY 2024 20-F 2023	Per FY 2023 20-F 2023	Difference
State-owned enterprises	1,875	1,914	(39)
Indosat	303	303	–
Government agencies	587	587	–
PT Indonusa Telemedia (“Indonusa”)	386	386	–
Others (each below Rp100 billion)	443	443	–
Total	3,594	3,633	(39)
Allowance for expected credit losses	(1,237)	(1,276)	39
Net	2,357	2,357	–

(ii) Third Parties

Individual and business subscribers	11,093	12,999	(1,906)
Overseas international carriers	1,541	1,541	–
Total	12,634	14,540	(1,906)
Allowance for expected credit losses	(4,324)	(6,230)	1,906
Net	8,310	8,310	–

b.By age

	Per FY 2024 20-F			Per FY 2023 20-F			Difference
	2023			2023			2023
	Gross	Allowance for expected credit losses	Expected Credit Loss Rate	Gross	Allowance for expected credit losses	Expected Credit Loss Rate	Gross	Allowance for expected credit losses	Expected Credit Loss Rate
Not past due	7,020	386	5.5%	7,020	386	5.5%	–	–	–
Past due up to 3 months	2,758	369	13.4%	2,758	369	13.4%	–	–	–
Past due more than 3 to 6 months	1,215	313	25.8%	1,215	313	25.8%	–	–	–
Past due more than 6 months	5,235	4,493	85.8%	7,180	6,438	89.7%	(1,945)	(1,945)	-3.9%
Total	16,228	5,561		18,173	7,506		(1,945)	(1,945)

c.By currency

	Per FY 2024 20-F 2023	Per FY 2023 20-F 2023	Difference
Rupiah	13,701	15,646	(1,945)
U.S. Dollar	2,360	2,360	–
Singapore Dollar	143	143	–
Others (each below Rp100 billion)	24	24	–
Total	16,228	18,173	(1,945)
Allowance for expected credit losses	(5,561)	(7,506)	1,945
Net	10,667	10,667	-

d.Movements in the allowance for expected credit losses

	Per FY 2024 20-F 2023	Per FY 2023 20-F 2023	Difference
Beginning balance	5,623	7,568	(1,945)
Allowance for expected credit losses	513	513	–
Receivables Written-off	(575)	(575)	–
Ending Balance	5,561	7,506	(1,945)

Remediation Efforts Related to the Internal Investigation

In conjunction with the Internal Investigation, the Company, through current management, have been actively engaged in efforts to improve its policies, procedures, and ICFR. Examples include: (i) disciplinary action against employees involved in transactions described in the above section, “Results of the Company’s Internal Investigation to Date”; (ii) hiring additional qualified accounting, finance and legal personnel to provide additional capacity and expertise to enhance the Company’s accounting and reporting review procedures; (iii) engaging consultants to provide additional technical accounting expertise; and (iv) streamlining and delayering of the Company’s organizational structure to improve oversight of its accounting and controlling function.  During the fiscal year ended December 31, 2025, the Company created new positions, Directorate of Legal & Compliance and the new Chief Integrity Officer, to oversee and strengthen the Company’s corporate governance policies and help carry out its compliance responsibilities.

Discussion with the Company’s Independent Registered Public Accounting Firm

The Company’s management and the Audit Committee have discussed the matters disclosed in this Form 6-K with the Company’s independent registered public accounting firm.  The Company’s independent registered public accounting firm has not completed its audit and/or review of the statements made in this Form 6-K and is therefore not in a position to agree or disagree with the statements herein.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements include, but are not limited to, statements regarding the Company’s expectations with regard to any restated or adjusted items in the Affected Financial Statements, and the impacts thereof; the Company’s expectations with regard to any other adjusted items, and the impacts thereof; the anticipated timing of the filing of the Annual Report on Form 20-F for the year ended December 31, 2025; the effectiveness of the Company’s disclosure controls and procedures and ICFR; the Company’s expectations as to the outcome of the Internal Investigation and its impact on the financial statements and the Company’s improvements to its policies, procedures, and ICFR; any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: the risk that the Audit Committee discovers additional information relevant to the Internal Investigation and financial statements; the possibility that additional errors may be identified; the risk that the impact of the adjustments is incorrect; the implementation of the remediation plan for the material weakness identified in the Company’s ICFR; uncertainty relating to the pending conclusion of the Company’s independent registered public accounting firm; the potential for delisting, legal proceedings or additional government investigations or enforcement actions relating to the matters described herein or inability to finalize financial results in a timely manner; and other risks detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, originally filed with the SEC on April 28, 2025 and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary